FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

2nd Quarter 2006

  In Mexico, TELMEX's broadband service continues to show growth. The number of Infinitum (ADSL) customers increased 78% compared with June 2005. Billed line equivalents for data transmission increased of 28.3% compared with last year.

  In Mexico, International outgoing, international incoming and local traffic increased 7%, 50.5% and 1.1% respectively compared with the same period of 2005. Domestic long distance traffic was at the same level as the second quarter of last year.

  In Mexico during the last 15 years, TELMEX has constantly expanded state-of-the-art technology, national coverage, and penetration. Additionally, the company exceeded the commitment to public telephony that was part of the title of concession and has continued to invest in telephony and in rural connectivity. At the beginning of the second quarter, 2.5 million shared and prepaid lines plus service to other low-consumption customers totaled almost 9 million customers that would be without service if TELMEX did not provide it to these customers. Recently, some public officials and regulators have confused public perception by defining market dominance primarily in terms of number of lines, disregarding the reality that TELMEX serves many customers of no interest to our competitors

  Even so, given the economic environment, TELMEX implemented a more restrictive collecting policy and began a program to disconnect lines with lack of payment, focusing on lines associated with shared telephony and prepaid plans. In Mexico, lines in service decreased 0.5% in the second quarter compared with the first quarter of 2006. The second-quarter disconnections involved 323 thousand 566 shared and prepaid lines.

  In the second quarter, TELMEX generated consolidated net income of 7 billion pesos, 2.9% higher than the same period of the previous year. In 2005, results included non-recurring income of 328 million pesos for the sale of MCI shares. If this effect were eliminated, the increase would have been 8.1%. Earnings per share were 33 Mexican cents and 59 US cents per ADR, an increase of 10% and13.5%, respectively, compared with the second quarter of the previous year.

  In the second quarter, consolidated revenues reached 42.4 billion pesos, 1.7% higher in real terms compared with the same period of 2005, Mexico revenues totaled 30.6 billion pesos, 0.9% lower than the second quarter of 2005. Embratel had revenues of 2 billion reais in the quarter, 7.4% higher than the same quarter of the previous year. As a group, the rest of the subsidiaries in Latin America increased revenues 21.4% in the quarter.

  In Brazil, the main revenue generators increased compared with the second quarter of last year. Local service access increased 47.8%, line equivalents of 64 Kbps increased 61.2% and domestic long distance traffic continued its recovery, increasing 14.4%.

  Consolidated EBITDA totaled 18.3 billion pesos, an increase of 2.8% and produced a margin of 43%, 0.5 percentage points higher than the second quarter of 2005.

  Operating income increased 4% compared with the second quarter of last year and totaled 12 billion pesos. The operating margin was 28.2%, 0.6 percentage points higher than the same period of 2005.

  Consolidated net debt (3) increased the equivalent of approximately 17 million dollars, totaling 6.639 billion dollars at June 30. Comprehensive financing cost without including the gain for the sale of MCI shares in 2005, would have decreased 27.7%. Consolidated investment (capex) was equivalent to 729.7 million dollars in the first half of 2006. Share repurchases rose to 6.496 billion pesos at June 30.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

Focus on Growth. During the last 15 years, it has been TELMEX's policy to permanently increase technological modernization, national coverage, and penetration, as well as offer our customers more and better telecommunications services. This principle is a major reason for the expansion of public telephony beyond the commitment in the title of concession and beyond expectations at the time TELMEX was privatized, given that there were very few public phones in service then. To date, important investments continue to be made in telephony and rural connectivity, thereby reaching more communities. TELMEX is the main company that has participated in the government's plans regarding social coverage and Internet connectivity in rural areas.

To penetrate this market segment, recognizing low per capita income growth and reduced levels of household income, it became necessary to create new formulas so the population could have access to services. These formulas created the prepaid program, the half-block of service for lack of payment, shared telephony and Multifon. Public telephony represents 20 million minutes a day, and rural telephony covers more than 6 million people.

The various shared and prepaid telephony plans represent 2.5 million lines in service. Added to low-consumption customers, the total is almost 9 million customers that are not served by our competitors.

Our residential and public telephony customers that consume less than 166 pesos per month (15 dollars) and that represent 58.5% of our total customers are not served by local competitors, but are served by cellular telephony. In other words, our local competition mainly operates in A and B residential segments and we compete with cellular operators in every market segment.

Recently, some public officials and regulators have confused public perception by defining market dominance primarily in terms of number of lines, disregarding the fact that many of the customers that we serve do not interest our competitors.

However, given the economic environment, TELMEX implemented a more restrictive collecting policy and began a disconnection program for lines with lack of payment, focusing on shared telephony and prepaid plans.

These measures improve collecting and reduce our capex and opex but do not significantly reduce revenues because our lines continue to be available for sale to subscribers. In June, we disconnected 275 thousand 545 prepaid lines, bringing the total during the quarter to 323 thousand 566 disconnections. Total TELMEX lines in service in Mexico decreased 0.5% from March 31 and totaled 18 million 553 thousand lines at June 30.

Cash tender offer for shares of Embratel. On May 8, TELMEX announced that it will make a cash tender offer for any and all outstanding publicly held common and preferred shares of Embratel Participações S.A. (Embratel Holdings), at a price of de 6.95 Brazilian reais per one thousand shares. At the time of the announcement, TELMEX owned 72.4% of the outstanding shares of de Embratel Holdings. On May 24 and June 7, 2006 TELMEX confirmed its intention to continue with the acquisition process of the outstanding common and preferred shares of Embratel Holdings. On July 21, the Brazilian Securities and Exchange Commission (CVM) informed us that it would request the opinion of the Agência Nacional de Telecomunicações (Anatel) for cancellation of the registration of Embratel's shares, and it also offered TELMEX the option to convert the tender offer into a voluntary tender offer. TELMEX reaffirms its intention to proceed with the registration of the tender offer although it is evaluating the alternative of conducting a voluntary tender offer.

Evolution of TELMEX's rates

Through its state-of-the art technological platform, TELMEX serves more than 22 thousand urban and rural communities that comprise 90% of Mexico's inhabitants. Local fixed telephony competitors are present in 33 communities, and long distance competition only covers 12.5% of these communities. This technological platform along with personnel training has produced a higher operating efficiency and supported a policy of reducing prices.

During the last 15 years (1990 - 2005), TELMEX reduced the rate for the basic basket of services 59.3%.

The average rate for measured service has decreased 28.5% in real terms, and packages have been introduced with prices of up to one peso per call.

During the 15-year period average long distance rates for domestic and international long distance decreased 79% and 80.8%, in real terms. As in local service, we offer packages with prices up to 0.5 pesos per minute for domestic long distance and 2 pesos per minute for international long distance.

In addition to price reductions, the number of local areas decreased from 2 thousand 200 to 397 (82%). This compare with examples like the United States where there are more than 25 thousand local areas and Brazil with 5,360. Local areas in Mexico have an average surface of 4 thousand 948 Km2 compared with 375 Km2 in the United States and one thousand 585 Km2 in Brazil.

The rate reduction practice also applies to data access. The average rent for an equivalent line of 64 Kbps has decreased 70.9% in real terms in the last 6 years.

The International Comparative Study of Fixed Telephony Prices, recently conducted by the prestigious international consulting firm National Economic Research Associates (NERA, www.nera.com), observed that in a group of 28 countries of medium and high levels of development, Mexico is among the five countries that have the least expensive residential telephone services and is ranked tenth on the cost of commercial service. This demonstrates that our policy of reducing prices has placed Mexico at highly competitive international levels, in spite of rate reductions that have occurred worldwide.

Consolidated Income statements

Revenues: In the second quarter, consolidated revenues increased 1.7%, mainly due to the 16.2% and 10.7% increases in Internet and corporate network revenues, respectively; the 4% increase in domestic long distance, and the 11.5% increase in other revenues, comprised primarily of yellow pages and Tiendas TELMEX (TELMEX stores). These positive contributions were offset by decreases of 8.7% in interconnection revenues (calling party pays), 8.2% in international long distance revenues, and 0.6% in local service revenues.

Costs and expenses: Costs and expenses increased 0.8%, due to higher charges related to FUST (Telecommunications Service Universal Fund) and higher third-party costs related to increased sales in Brazil, as well as to the 2005 change in the accounting policy for PC sales in Mexico. These effects were offset by improved internal efficiencies reflected in the stabilization of maintenance costs.

EBITDA (1) and operating income: EBITDA (1) totaled 18.3 billion pesos in the second quarter, an increase of 2.8% compared with the same period of 2005. The EBITDA margin was 43%. Operating income totaled 12 billion pesos, 4% higher than the second quarter of 2005. The operating margin was 28.2%.

Comprehensive financing cost: Comprehensive financing cost totaled 870 million pesos in the quarter, an increase of 22.5% compared with the second quarter of 2005. This result was due to: i) a net interest charge of 664 million pesos, while in May 2005 the company registered a gain of 493 million pesos for the sale of MCI shares, partially offset by income generated by interest rate swaps, ii) a net exchange loss of 98 million pesos from the impact of the second-quarter's exchange rate variation of 0.45 pesos per dollar; offset by the gain of the 5.795 billion dollars in dollar-peso hedges and 467 million dollars in dollar-reais hedges, and iii) a loss in the monetary position of 108 million pesos, due to a 0.16% deflation during the quarter, compared with an 0.11% inflation during the same quarter of the previous year. If the gain from the sale of MCI shares was not included, comprehensive financing cost would have decreased 27.7%.

Majority net income: Majority net income totaled 6,991 million pesos, 2% higher than the same period of the previous year, due to the increase in revenues, better control of costs and expenses, and the variation in the comprehensive financing cost. Earnings per share at June 30, 2006 were 0.33 pesos, and earnings per ADR were 0.59 dollars.

Free cash flow: At June 30, resources provided by operating activities totaled 27,810 million pesos, of which 13,993 million were used in share repurchases, 4,191 million in dividend payments, 13,361 million for debt amortization and the rest in several investments.

Investments: In the first half, consolidated investment was the equivalent of 729.7 million dollars, of which 78.8% was used for growth and modernization projects, 10.9% for operational support projects, 6.3% for operational needs and 4% for social telephony.

Repurchase of shares: In the first half, the company used 13,933 million pesos to repurchase shares. During the quarter, 6,496 million pesos were used to repurchase 549,991,800 shares.

Debt: Gross total debt at June 30 was the equivalent of 7.898 billion dollars, a decrease of 625 million dollars from a year ago.

Mexico Operating Results

Lines in service

During the second quarter, TELMEX carried out a clean-up of its lines in service by disconnecting shared and prepaid lines that had payment problems and that were not generating traffic. This measure will improve our customer base, reduce our capex and opex but not significantly reduce revenues because it allows us to increase the number of lines available for sale. In the quarter, 323 thousand 566 lines were disconnected. Total TELMEX lines in service in Mexico decreased 0.5% from March 31 and totaled 18 million 553 thousand lines at June 30.

Local traffic

From April to June, local traffic increased 1.1% over the same period in 2005, with a total of 6,698 million local calls. Local traffic volume has been affected by the migration of our switched traffic to corporate networks, which strengthens the data business, and by competition from local and wireless telephony. On the other hand, the measured service packages, Línea Hogar and Línea Más Negocio, totaled 157.8 thousand and 423 thousand customers, respectively. These figures validate our strategy to evolve toward a more predictable revenue flow produced by package offerings.

Long distance traffic

Domestic long distance service maintained the same level of traffic as the second quarter of 2005, totaling 4,500 million minutes. Outgoing and incoming international long distance traffic maintained its growth trend due to the introduction of packages. Incoming international traffic increased 7%, totaling 475 million minutes, and outgoing international traffic increased 50.5% compared with the same period last year, totaling 1,781 million minutes. The incoming -outgoing ratio was 3.8. Domestic and international LADA 100 long distance packages totaled 1.4 million customers.

Interconnection

In the second quarter, interconnection traffic increased 8.4%. Calling party pays traffic increased 4.6%, and traffic from local and international operators increased 7.5%. Traffic generated by cellular companies that is terminated in TELMEX's network increased 16.2%.

Internet and Corporate networks

At June 30, the number of high-speed Internet Prodigy Infinitum (ADSL) customers represented an annual increase of 78%. The total number of Internet access accounts, including Infinitum and dial-up, increased 20.6% compared with June 2005. Billed line equivalents of 64 Kbps to corporate customers increased 28.3%.

Mexico financial results

Revenues: Revenues in the second quarter totaled 30.6 billion pesos, a decrease of 0.9% compared with the same period of last year, mainly due to lower interconnection, local and domestic long distance revenues, partially offset by the increase in data, international long distance, yellow pages and Tiendas TELMEX (TELMEX Stores) revenues. If revenues from calling party pays were excluded, revenues would have increased 0.3%.

  Local: Local revenues totaled 13.7 billion pesos in the second quarter, a decrease of 2.6%, reflecting the reduction of the average measured service rate and monthly rent in real terms of 5.7% and 5.8%, respectively, and the decrease of public telephony due to competition from cellular companies and from public telephony competitors.

  DLD: DLD revenues totaled 4.3 billion pesos in the second quarter, 2.7% lower than the second quarter of 2005 due to the 2.7% decrease in the average revenue per minute in real terms.

  ILD: In the second quarter, ILD revenues totaled 2.6 billion pesos, an increase of 6.3% compared with the second quarter of the previous year. Revenues from outgoing traffic declined 1.9% to 1.6 billion pesos due to the 8.3% decline in average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices.. International settlement revenues totaled 970 million pesos, an increase of 23%.

  Interconnection: Interconnection revenues in the second quarter decreased 8.1% and totaled 4.1 billion pesos due to the 10% reduction of the calling party pays rate.

  Corporate networks: In the second quarter, revenues from services related to data transmission through private and managed networks totaled 2.7 billion pesos, an increase of 3.7% due to more billed line equivalents in service that offset the decrease in revenue per line equivalent.

  Internet: Revenues from services related to the Internet platform rose 14.7% in the second quarter, or 2.3 billion pesos, due to the increase in the number of Prodigy Infinitum (ADSL) customers and an accompanying increase in average revenue per customer.

Costs and expenses: In the second quarter, total costs and expenses were 20 billion pesos, a decrease of 0.7%. This decrease was due to lower interconnection costs (calling party pays), lower depreciation and amortization charges, lower charges for prepaid cards and tighter control over maintenance expenses.

  Cost of sales and services: In the second quarter, cost of sales and services increased 0.9%, totaling 7.6 billion pesos. Excluding the 2005 change in accounting policy for PC's related to Internet service, these costs would have decreased 0.6%

  Commercial, administrative and general: Commercial, administrative and general expenses increased 1.6% to 4.9 billion pesos in the second quarter due to higher advertising and systems expenses.

  Transport and interconnection: In the second quarter, transport and interconnection costs totaled 3 billion pesos, a decrease of 5.9% due to the reduction in the calling party pays rate, the main component of this item.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 2.2% to 4.6 billion pesos due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 15.2 billion pesos in the second quarter, a decrease of 1.5%. The EBITDA margin was 49.8%; a decrease of 0.3 percentage point compared with the second quarter of 2005. Operating income totaled 10.7 billion pesos, 1.2% lower than the second quarter of 2005, and the operating margin was 34.8%, 0.1 percentage point lower than in the year-earlier period.

Investments: In Mexico total investments (Capex) were 374.3 million dollars, of which 77.6% was used for growth and modernization projects, 13% for operational support projects, 7.8% for social telephony and 1.6% for operating needs.

Debt: In the second quarter, total debt was the equivalent of 6.998 billion dollars, a decrease of 969 million dollars compared with last year's second quarter. Net debt (3) in Mexico decreased the equivalent of 103 million dollars during the quarter to a total of 6.059 billion dollars.

Latin America Financial Results

Brazil

At Embratel efforts have been focused on consolidating the company's position in the data business for the commercial segment and in local service for the residential segment. At the end of the first quarter, the company begun to provide the Netfone services, through Net's infrastructure, in nine major cities. There were more than 49 thousand customers using this service at the end of the second quarter. Another strategy was to offer services for small and medium-sized companies and corporate customers, using the 3.5 GHz frequency, and to accelerate the transition from the current network to a next generation network, which has higher transport capacity.

Local traffic and long distance traffic showed increases of 37.9% and 14.4% in the quarter, respectively. Line equivalents amounted to 2 million, a 61.2% increase year over year.

In the second quarter 2006, revenues totaled 2.038 billion reais, 7.4% higher than the same quarter of the previous year. Revenues generated by local service revenues, the data business and other grew 32.6%, 23.2% and 5.9%, respectively.

Total costs and expenses in the quarter increased 2.8%, due to higher charges related to the Telecommunications Service Universal Fund (FUST), the Primesys inclusion and an increase in maintenance and equipment costs (telephone sets), which reflected higher local service sales. Interconnection charges decreased 3% year over year. EBITDA and operating income amounted to 513 and 226 million reais each, and their respective growth rates were 23.5% and 61.3%.

The EBITDA margin was 25.2%, 3.3 percentage points more than in the same quarter of 2005. The operating margin was 11.1%, 3.7 additional percentage points in comparison with the margin in the second quarter of 2005.

Chile

Revenues generated by services offered to commercial customers grew 22%, due to increases of 105% in local service revenues, 16.6% in dedicated Internet revenues, and 5.8% in corporate network revenues. Reflecting the evolution of the telecommunications market, the Chilean long distance market experienced significant contraction as traffic migrated to wireless services and private networks. Long distance revenues diminished 14.8%. The combination of all these factors resulted in an increase of only 0.6% in total revenues year over year.

Costs and expenses increased 2.2%, reflecting an emphasis on sales in the business segment of the market.

EBITDA totaled 2.817 billion Chilean pesos in the second quarter, 399 million Chilean pesos lower than in the same period of 2005. EBITDA margin decreased 2.5 percentage points and was 16.9%.

Argentina

Total revenues increased 26.1% in the second quarter due to the 25% growth in voice business revenues and the 32.4% increase in Internet revenues.

In the second quarter, costs and expenses increased 34.5% as a result of growth of 13.1% in transport and interconnection costs and an increase of 45.6% in costs of sales and services.

EBITDA showed a decline of 17.2% to 7.7 million Argentinean pesos, with an EBITDA margin of 9% compared with an EBITDA margin of 13.7% in the second quarter of the previous year.

Colombia

Total revenues increased 77.9% in the quarter due mainly to growth of 69.7% in data revenues.

Higher sales of broadband and last-mile access resulted in an increase of 87.8% in transport and interconnection costs, and costs of sales and services increased 42.6%.

Operating income and EBITDA grew 249.9% and 122.4% in the second quarter, respectively. The EBITDA margin was 45.1% and the operating margin was 26.6%.

Peru

In the second quarter, total revenues were 53.1 million New Soles, an increase of 21.5% compared with the same period of 2005. Local service revenues represented 34.6% of total revenues. Data revenues rose 20% as a consequence of increased corporate networks business, Internet service and value-added services.

Costs and expenses grew 9.5% in the quarter, due to higher levels of transport and interconnection costs and operating costs.

EBITDA was 14.8 million new Soles, 74.1% more than in the second quarter of 2005. Its margin was 27.9%, 8.4 percentage points above the same period of 2005.
Consolidated Relevant Figures

(millions of Mexican constant pesos as of June, 2006 unless otherwise indicated)

					%		6 months		6 months	%
		2Q 2006		2Q 2005	Inc.		2006		2005	Inc.

Revenues	Ps.	42,443	Ps.	41,747	1.7	Ps.	84,499	Ps.	83,973	0.6
EBITDA (1)		18,253		17,758	2.8		37,186		37,362	(0.5)
EBITDA margin (%)		43.0		42.5	0.5		44.0		44.5	(0.5)
Operating income		11,969		11,513	4.0		24,634		24,205	1.8
Operating margin (%)		28.2		27.6	0.6		29.2		28.8	0.4
Net income		6,991		6,796	2.9		14,222		13,607	4.5
Earnings per share (pesos)		0.33		0.30	10.0		0.68		0.59	15.3
Earnings per ADR (dollars) (2)		0.59		0.52	13.5		1.19		1.03	15.5
Outstanding shares (millions)		20,896		22,952	(9.0)		20,896		22,952	(9.0)
Equivalent ADRs (millions) (2)		1,045		1,148	(9.0)		1,045		1,148	(9.0)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Consolidated Income Statements

Consolidated Income Statements
[ millions of Mexican constant pesos as of June, 2006 ]					%		6 months		6 months	%
		2Q 2006		2Q 2005	Inc.		2006		2005	Inc.
Revenues
Local	Ps.	14,725	Ps.	14,810	(0.6)	Ps.	29,472	Ps.	30,224	(2.5)
Domestic long distance		10,125		9,734	4.0		20,145		19,408	3.8
International long distance		3,295		3,589	(8.2)		6,681		7,069	(5.5)
Interconnection		4,328		4,741	(8.7)		8,452		9,722	(13.1)
Corporate networks		5,703		5,154	10.7		11,297		9,968	13.3
Internet		2,987		2,571	16.2		5,798		5,140	12.8
Others		1,280		1,148	11.5		2,654		2,442	8.7
Total		42,443		41,747	1.7		84,499		83,973	0.6

Costs and Expenses
Cost of sales and services		9,081		8,813	3.0		17,494		17,097	2.3
Commercial, administrative and general		7,539		7,560	(0.3)		14,664		14,417	1.7
Transport and interconnection		7,570		7,616	(0.6)		15,155		15,097	0.4
Depreciation and amortization		6,284		6,245	0.6		12,552		13,157	(4.6)
Total		30,474		30,234	0.8		59,865		59,768	0.2

Operating income		11,969		11,513	4.0		24,634		24,205	1.8

Comprehensive financing cost
Net interest		664		657	1.1		1,441		1,527	(5.6)
Exchange loss, net		98		273	(64.1)		936		941	(0.5)
Monetary loss (gain), net		108		(220)	NA		(492)		(738)	(33.3)
Total		870		710	22.5		1,885		1,730	9.0

Income before tax and employee profit sharing		11,099		10,803	2.7		22,749		22,475	1.2

Provisions for income tax and employee profit
sharing		3,942		3,785	4.1		8,108		8,405	(3.5)
Income before equity in results of affiliates and
minority interest		7,157		7,018	2.0		14,641		14,070	4.1
Equity in results of affiliates		101		(25)	NA		165		(46)	NA
Minority interest		(267)		(197)	35.5		(584)		(417)	40.0

Majority net income	Ps.	6,991	Ps.	6,796	2.9	Ps.	14,222	Ps.	13,607	4.5

EBITDA (1)	Ps.	18,253	Ps.	17,758	2.8	Ps.	37,186	Ps.	37,362	(0.5)

EBITDA margin (%)		43.0		42.5	0.5		44.0		44.5	(0.5)
Operating margin (%)		28.2		27.6	0.6		29.2		28.8	0.4

International Operations

		% of	Acquisition	Consolidation	Local exchange	Inflation
Company	Country	ownership	date	date	rate to US dollar	2nd quarter

TELMEX Argentina	Argentina	100.0	February 24, 2004	March 1, 2004	3.088	1.22%
Techtel	Argentina	100.0	April 19, 2004	May 1, 2004	3.088	1.22%
Metrored	Argentina	100.0	June 30, 2004	July 1, 2004	3.088	1.22%
Embratel*	Brazil	72.3	July 23, 2004	August 1, 2004	2.164	0.70%
TELMEX Chile	Chile	100.0	February 24, 2004	March 1, 2004	547.310	1.48%
TELMEX Corp. (Chilesat)	Chile	99.7	June 8, 2004	July 1, 2004	547.310	1.48%
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,619.750	1.51%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.260	0.35%

* Includes TELMEX do Brasil and Net.

Consolidated Balance Sheets
[ milions of Mexican constant pesos as of June, 2006]

		June		June
		2006		2005
Assets
Cash and short-term investments	Ps.	14,248	Ps.	29,973
Other current assets		37,569		35,745
Investment in non-consolidated subsidiaries		157,795		157,544
Plant, property and equipment, net		9,013		7,670
Other assets		10,567		7,337
Goodwill		20,458		24,508
Projected net asset		5,790		6,283
Total assets	Ps.	255,440	Ps.	269,060

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	7,805	Ps.	18,915
Other current liabilities		29,292		33,790
Long-term debt		82,216		79,093
Labor obligations		2,379		1,985
Deferred taxes		15,751		16,869
Total liabilities		137,443		150,652
Stockholders' equity
Majority stockholders' equity		105,525		106,187
Minority interest		12,472		12,221
Total stockholders' equity		117,997		118,408
Total liabilities and stockholders' equity	Ps.	255,440	Ps.	269,060

DEBT
(millon dollars, except where indicated)

	MEXICO	EMBRATEL	OTHERS	CONSOLIDATED
By maturity
Short-term debt	413	243	29	685
Long-term debt	6,585	586	42	7,213
Total Debt	6,998	829	71	7,898

By type of rate (without swaps)
Floating rate	3,681	387	10	4,078
Fixed rate	3,317	442	61	3,820
Total Debt	6,998	829	71	7,898

By type of rate (with swaps)
Floating rate	2,286	387	10	2,683
Fixed rate	4,712	442	61	5,215
Total Debt	6,998	829	71	7,898

By type of currency
Foreign	5,910	823	20	6,753
Local	1,088	6	51	1,145
Total Debt	6,998	829	71	7,898

Cash and equivalents	939	275	45	1,259

Net Debt	6,059	554	26	6,639

Hedges by rate
Fixed rate (%)	9.011			9.011
Amount (millon pesos)	15,900			15,900

Hedges by currency
Dollar to peso	5.795			5.795
Dollar to Reais		467		467
Strike price (local currency)	11.1442	2.4708

Consolidated Free (4) and Net Cash Flow
(millions of Mexican constant pesos as of June, 2006)

		June 2006

Net Income Majority	Ps.	$14,222

+ Depreciation and amortization		12,552
+ Items not requiring the use of resources		1,036

Resources provided by operating activities		27,810

- Working capital		3,002
- Investment in the telephone plant		7,995
- Investment in associated		2,164
- Inventories for the operation		177
Free cash flow		14,472

Resources used:
- Share repurchase		13,933
- Dividend payments		4,191
- Financing amortizations		13,361

Resources provided:
+ New financing		8,050

Net cash flow	Ps.	(8,963)

(4) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Operating Results

						% Inc. vs.
	2Q 2006	1Q 2006	4Q 2005	3Q 2005	2Q 2005	2Q 2005

Lines in service (thousand units)	18,553	18,650	18,375	18,135	17,852	3.9
Prepaid lines	1,698	1,976	1,868	1,734	1,586	7.1
Lines with monthly rent	16,855	16,674	16,507	16,401	16,266	3.6

Connections	401	444	497	458	485	(17.3)
Disconnections	498	168	258	174	169	194.7
Gain	(97)	276	239	284	316	NA

Penetration (%)
Digital services	42.9	41.9	41.4	40.9	40.1	2.8
Free voice mail (Buzón TELMEX)	49.8	49.8	49.3	47.9	46.1	3.7

Packages (thousand units)
Paquete TELMEX	385	271	156
Lada 100 (Domestic+International)	1,440	1,278	1,201	1,181	1,123	28.2

Local traffic (million units)
Local calls	6,698	6,653	6,638	6,778	6,622	1.1
Interconnection minutes	9,549	9,015	8,807	8,804	8,812	8.4

Long distance traffic (million minutes)
Domestic long distance	4,500	4,374	4,478	4,577	4,501	(0.0)
International long distance
(incoming and outgoing)	2,255	2,117	2,011	1,815	1,627	38.6

Billed line equivalents 64kbps (thousands)	2,140	2,113	2,011	1,738	1,668	28.3
Internet (thousands)	2,323	2,237	2,116	2,025	1,927	20.6
Prodigy (Dial-up)	949	1,024	1,082	1,121	1,156	(17.9)
Infinitum (ADSL)	1,374	1,213	1,033	904	772	78.0
Penetration (%)	14.8	14.4	13.8	13.3	12.8	2.0

Mexico Financial Results
Mexico Income Statements
[ millions of Mexican constant pesos as of June, 2006]					%		6 months		6 months	%
		2Q 2006		2Q 2005	Inc.		2006		2005	Inc.
Revenues
Local	Ps.	13,673	Ps.	14,041	(2.6)	Ps.	27,387	Ps.	28,149	(2.7)
Domestic long distance		4,288		4,407	(2.7)		8,586		8,739	(1.8)
International long distance		2,566		2,415	6.3		5,042		4,929	2.3
Interconection		4,090		4,449	(8.1)		7,975		8,942	(10.8)
Corporate networks		2,688		2,592	3.7		5,268		5,106	3.2
Internet		2,284		1,991	14.7		4,436		3,910	13.5
Others		1,038		1,001	3.7		2,182		2,093	4.3
Total		30,627		30,896	(0.9)		60,876		61,868	(1.6)

Costs and Expenses
Cost of sales and services		7,555		7,485	0.9		14,518		14,454	0.4
Commercial, administrative and general		4,881		4,805	1.6		9,516		9,293	2.4
Transport and interconnection		2,950		3,135	(5.9)		5,757		6,221	(7.5)
Depreciation and amortization		4,579		4,681	(2.2)		9,288		9,762	(4.9)
Total		19,965		20,106	(0.7)		39,079		39,730	(1.6)

Operating income	Ps.	10,662	Ps.	10,790	(1.2)	Ps.	21,797	Ps.	22,138	(1.5)

EBITDA (1)	Ps.	15,241	Ps.	15,471	(1.5)	Ps.	31,085	Ps.	31,900	(2.6)

EBITDA margin (%)		49.8		50.1	(0.3)		51.1		51.6	(0.5)
Operating margin (%)		34.8		34.9	(0.1)		35.8		35.8	0.0

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the second quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2006 ]
					%		6 months		6 months	%
		2Q 2006		2Q 2005	Inc.		2006		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,564	Ps.	13,998	(3.1)	Ps.	27,174	Ps.	28,092	(3.3)
LADA interconnection		1,139		1,055	8.0		2,173		2,115	2.7
Interconnection with operators		383		393	(2.5)		724		845	(14.3)
Interconnection with cellular		3,673		4,041	(9.1)		7,181		8,083	(11.2)
Other		2,935		2,232	31.5		5,097		4,382	16.3
Total		21,694		21,719	(0.1)		42,349		43,517	(2.7)

Costs and expenses
Cost of sales and services		5,621		5,612	0.2		10,430		10,792	(3.4)
Commercial, administrative and general		4,291		3,977	7.9		8,347		7,770	7.4
Interconnection		2,788		3,075	(9.3)		5,463		6,102	(10.5)
Depreciation and amortization		3,202		3,110	3.0		6,212		6,494	(4.3)
Total		15,902		15,774	0.8		30,452		31,158	(2.3)

Operating income	Ps.	5,792		$5,945	(2.6)		$11,897		12,359	(3.7)

EBITDA (1)	Ps.	8,994		$9,055	(0.7)		$18,109		18,853	(3.9)

EBITDA margin (%)		41.5		41.7	(0.2)		42.8		43.3	(0.5)
Operating margin (%)		26.7		27.4	(0.7)		28.1		28.4	(0.3)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of June, 2006 ]
					%		6 months		6 months	%
		2Q 2006		2Q 2005	Inc.		2006		2005	Inc.
Revenues
Domestic long distance	Ps.	4,073	Ps.	4,206	(3.2)	Ps.	8,148	Ps.	8,318	(2.0)
International long distance		2,201		2,120	3.8		4,350		4,320	0.7
Total		6,274		6,326	(0.8)		12,498		12,638	(1.1)

Costs and expenses
Cost of sales and services		1,281		1,404	(8.8)		2,688		2,774	(3.1)
Commercial, administrative and general		1,358		1,293	5.0		2,655		2,583	2.8
Interconnection to the local network		996		926	7.6		1,907		1,864	2.3
Depreciation and amortization		627		616	1.8		1,224		1,306	(6.3)
Total		4,262		4,239	0.5		8,474		8,527	(0.6)

Operating income	Ps.	2,012	Ps.	2,087	(3.6)	Ps.	4,024	Ps.	4,111	(2.1)

EBITDA (1)	Ps.	2,639	Ps.	2,703	(2.4)	Ps.	5,248	Ps.	5,417	(3.1)

EBITDA margin (%)		42.1		42.7	(0.6)		42.0		42.9	(0.9)
Operating margin (%)		32.1		33.0	(0.9)		32.2		32.5	(0.3)

			%
Brazil Operating Indicators	2Q 2006	2Q 2005	Inc.

Domestic long distance minutes	3,542	3,095	14.4
(millions)
International long distance minutes	507	600	(15.4)
(millions)
Line equivalents of 64 kbps ( thousands)	1,969	1,221	61.2
Access to local service (thousands)	825	558	47.8

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil
			%	6 months	6 months	%
	2Q 2006	2Q 2005	Inc.	2006	2005	Inc.
(millions of historic Brazilian reais)

Revenues	$2,038.4	$1,898.7	7.4	$4,075.3	3,834.1	6.3
EBITDA	512.9	415.4	23.5	1,040.6	889.9	16.9
EBITDA margin (%)	25.2	21.9	3.3	25.5	23.2	2.3
Operating Income	225.8	140.1	61.3	466.6	335.7	38.8
Operating margin (%)	11.1	7.4	3.7	11.4	8.8	2.6

Chile
			%	6 months	6 months	%
	2Q 2006	2Q 2005	Inc.	2006	2005	Inc.
(millions of Chilean constant pesos as of June, 2005)

Revenues	$16,661.4	$16,555.5	0.6	$33,310.1	$32,856.3	1.4
EBITDA	2,816.7	3,215.5	(12.4)	6,296.7	6,397.9	(1.6)
EBITDA margin (%)	16.9	19.4	(2.5)	18.9	19.5	(0.6)
Operating Income	365.6	613.2	(40.4)	1,225.1	1,116.1	9.8
Operating margin (%)	2.2	3.7	(1.5)	3.7	3.4	0.3

Argentina
			%	6 months	6 months	%
	2Q 2006	2Q 2005	Inc.	2006	2005	Inc.
(millions of historic Argentinean pesos)

Revenues	$85.5	$67.8	26.1	$168.7	$134.4	25.5
EBITDA	7.7	9.3	(17.2)	14.3	20.6	(30.6)
EBITDA margin (%)	9.0	13.7	(4.7)	8.5	15.3	(6.8)
Operating Income	(4.1)	1.2	NA	(8.8)	5.0	NA
Operating margin (%)	(4.8)	1.8	(6.6)	(5.2)	3.7	(8.9)

Colombia

			%	6 months	6 months	%
	2Q 2006	2Q 2005	Inc.	2006	2005	Inc.
(millions of historic Colombian pesos )

Revenues	$43,056.0	$24,198.8	77.9	$85,123.7	$46,740.5	82.1
EBITDA	19,411.7	8,729.5	122.4	39,880.5	16,920.0	135.7
EBITDA margin (%)	45.1	36.1	9.0	46.9	36.2	10.7
Operating Income	11,448.0	3,271.9	249.9	24,639.7	6,098.9	304.0
Operating margin (%)	26.6	13.5	13.1	28.9	13.0	15.9

Peru

			%	6 months	6 months	%
	2Q 2006	2Q 2005	Inc.	2006	2005	Inc.
(millions of historic New Soles)

Revenues	$53.1	$43.7	21.5	$103.9	$87.4	18.9
EBITDA	14.8	8.5	74.1	29.2	19.1	52.9
EBITDA margin (%)	27.9	19.5	8.4	28.1	21.9	6.2
Operating Income	2.2	(2.8)	NA	3.7	(3.5)	NA
Operating margin (%)	4.1	(6.5)	10.6	3.6	(4.0)	7.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX PRESS RELEASE: SECOND QUARTER 2006.